Portrush Petroleum Corporation_____________

Suite 200, 1687 West Broadway Street

Vancouver, British Columbia, Canada  V6J 1X2

Telephone: 604 696-2555

Facsimile:   604 648-9568

Via fax (202) 772-9368

October 6, 2005

Attention:  Lily Dang

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C.  20549-3628

RE: Form 20-F Annual Report

 Portrush Petroleum Corporation (“the Company”)

 SEC file # 000-27768

Dear Ms. Dang:

Thank you for your comment letter dated September 14th.

Below is a “response to comment” table outlining the Company’s response to each comment in your letter.

Comment  Response

1.

We propose the following amended wording for Differences between Canadian and United States GAAP disclosure under Oil and Gas Properties to clarify the application of the 10% discount factor under US GAAP as follows:

Oil and gas properties

Under both US and Canadian GAAP, property, plant and equipment must be assessed for potential impairments.

Under Canadian GAAP, a ceiling test is applied to ensure that capitalized costs for oil and gas properties and equipment do not exceed the sum of estimated undiscounted, future net revenues from proven reserves less the cost incurred or estimated to develop those reserves, interest and general and administration costs, and an estimate for restoration costs and applicable taxes. Effective January 1, 2004, the CICA implemented a new pronouncement on impairment of long-lived assets, which required the impairment loss as a result of the ceiling test to be measured as the amount by which the carrying amount of the asset exceeds the expected future cash flows discounted using a risk free interest rate.

Under United States GAAP, costs accumulated in each cost center are limited to an amount equal to the present value, discounted at 10%, of the estimated future net operating revenues from proved reserves, net of restoration costs and income taxes. Under United States GAAP, an additional ceiling test write-down was not required as at December 31, 2004, 2003 and 2002.

2.

The guidance in FIN 44, paragraph 39 does result in variable plan accounting for the employee and director options repriced during fiscal 2002. The guidance in FIN 44, illustration 3(d) per paragraphs 166 to 169 was followed however, there was no intrinsic value on the date of repricing and the stock price of the Company declined from the date of repricing to the year ended December 31, 2002. Consequently, there was no intrinsic value to record for the year ended December 31, 2002. All the options granted and repriced during fiscal 2002 fully vested on grant.

The guidance in SFAS 123, illustration 5(e) paragraphs 326 and 327 and footnote 24 was applied to fiscal 2002 because the Company had adopted the disclosure only requirements as permitted. The fair value of the options modified during the year ended December 31, 2002 was included in the pro forma disclosure in Note 4 in accordance with the guidance in footnote 24. The guidance in SFAS 123, illustration 5(f) paragraphs 328 and 329 does not apply because the options are fully vested on grant.

During fiscal 2003, the Company elected under the prospective method of transition for the years ended December 31, 2003 and 2004 to fully account for stock based compensation using the guidance provided in SFAS 123. Consequently, the guidance in APB 25 and FIN 44 no longer applied as of January 1, 2003 because the Company was accounting for stock based compensation using the fair value method under SFAS 123.

We propose to amend the disclosure under stock based compensation to specify the prospective method of transition from the alternatives listed in paragraph 52 of SFAS 123 and to clarify that all the options granted and repriced during the year ended December 31, 2002 had no intrinsic value on grant and as at December 31, 2002.

Stock based compensation

Under United States GAAP, Statement of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation (“SFAS 123”) recommends, but does not require, companies to establish a fair market value based method of accounting for stock-based compensation plans.  The Company has elected under the prospective method of transition for the years ended December 31, 2004 and 2003 to account for stock-based compensation using SFAS 123.  Accordingly, compensation cost for stock options is measured at the fair value of options granted.

For the year ended December 31, 2002, the Company elected to account for stock-based compensation using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees”.  Accordingly, compensation cost for stock options was measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price. Since stock options are granted at exercise prices that are at or above the quoted market value of the Company’s common shares at the date of grant, there was no compensation cost to be recognized by the Company. The options granted and repriced during the year ended December 31, 2002 had no intrinsic value on grant or as at December 31, 2002. The Company provided pro forma disclosure of earnings and earnings per share in Note 4 as if the fair value method had been adopted.

Under Canadian GAAP, the Company accounts for stock based compensation as disclosed in Note 2 and provides pro-forma disclosure in Note 4. Accordingly, there is no difference between Canadian GAAP and United States GAAP on the accounting for stock-based compensation for the years ended December 31, 2004, 2003 and 2002.

We look forward to your comments and ask that you consider the incorporation of these wording changes into our financial statement filing for the 2005 year end as the changes do not alter any of the numerical information in the currently filed financial statements.

The Company acknowledges: that it is responsible for the adequacy and accuracy of the disclosure in our SEC filings; that neither staff comments nor our changes in disclosure in our filings to the staff comments foreclose the Commission from taking any action with respect to our filings; and that the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please communicate with the undersigned or David G. Ashby, corporate counsel,  with  any questions or comments.

Yours truly,

Martin Cotter

Martin Cotter

President/Director

cc:

David G. Ashby

Corporate Counsel

…2